Securities and Exchange Commission
Washington, DC 20579

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

First National Corporation North Dakota

Common Stock, $1 par value

CUSIP #335904108

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP #335904108

1.	Name of reporting person
	  S.S. or I.R.S. Identification No. of above person

   First National Corporation North Dakota
	  Taxpayer Identification No. 45-0375407

2.	Check the appropriate box if a member of a group*
  	(A) [ ]	(B)  [x]

3.	Sec. use only

4.	Citizenship or place of organization
   	North Dakota

                		5.	Sole voting power
Number of		          68,019
shares
beneficially	     6.	Shared voting power
owned by		           470,139
each reporting
person with	      7.	Sole dispositive power
                  			68,019

               		 8.	Shared dispositive power
			                  470,139

9.	Aggregate amount beneficially owned by each reporting person
   538,158

10.	Check box if the aggregate amount in row (9) excludes certain shares*  [ ]

11.	Percent of class represented by amount in row 9
   	20.6376%

12.	Type of reporting person*
    	HC




Securities and Exchange Commission
Washington, DC 20579

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

First National Corporation North Dakota

Common Stock, $1 par value

CUSIP #335904108

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP #335904108

1.	Name of reporting person
  	S.S. or I.R.S. Identification No. of above person

   First National Bank North Dakota
	  Taxpayer Identification No. 45-0140105

2. Check the appropriate box if a member of a group*
	  (A) [ ]	 (B) [x]

3.	Sec. use only

4.	Citizenship or place of organization
  	United States (National Bank)

                		5.	Sole voting power
Number of		          68,019
shares
beneficially	     6.	Shared voting power
owned by		           470,139
each reporting
person with	      7.	Sole dispositive power
			                  68,019

               		 8. Shared dispositive power
			                  470,139

9.	Aggregate amount beneficially owned by each reporting person
  	538,158

10.	Check box if the aggregate amount in row (9) excludes certain shares*	[ ]

11.	Percent of class represented by amount in row 9
   	20.6376%

12.	Type of reporting person*
   	BK




STATEMENT OF SCHEDULE 13G


Item 1(a)	 Name of Issuer:
		         First National Corporation North Dakota

Item 1(b)	 Address of Issuer's Principal Executive Offices:
        		 2401 Demers Ave.
		         Grand Forks, ND 58203

Item 2(a)	 Name of Person Filing:
         		1.	First National Corporation North Dakota
	         	2.	First National Bank North Dakota

         		This Statement is filed by First National Corporation on behalf
		         of each of the above-named persons, pursuant to Rule	13d-1(f).
         		Attached is an agreement in writing between the above-named
         		persons that this Statement be so filed on behalf of each of	them.

         		First National Bank North Dakota is a bank as defined in Section
           3(a)(6) of the Act and is a wholly-owned subsidiary of	First National
           Corporation North Dakota.

Item 2(b)	 Address of Principal Business Office:
         		1. First National Corporation North Dakota
			           2401 Demers Ave.
           			Grand Forks, ND 58203

         		2. First National Bank North Dakota
			           2401 Demers Ave.
           			Grand Forks, ND 58203

Item 2(c)	 Citizenship:
		         1.	First National Corporation North Dakota is a Delaware corporation

         		2.	First National Bank North Dakota is a national	banking association
              organized under the laws of th		United States.

Item 2(d)	 Title of Class of Securities
		         Common Stock, $1 par value

Item 2(e)	 CUSIP Number:
		         335904108


Item 3		   If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
         		1.	First National Corporation North Dakota is a parent	holding
              company - Item 3 classification: (g).

         		2.	First National Bank North Dakota is a bank defined in Section
              3(a)(6) of the Act - Item 3 classification: (b).

Item 4		   Ownership
		         (a)	Amount Beneficially Owner:  First National Bank North Dakota may
               be deemed the beneficial owner of	538,158 shares of First
               National Corporation Common	Stock held by it in a fiduciary
               capacity for various	trusts, agency accounts, and other fiduciary
               accounts.  First National Corporation North Dakota, as the sole
		            	shareholder of First National Bank North Dakota, may be deemed to beneficially own such shares indirectly.  Neither First National
               Corporation North Dakota nor First National Bank North Dakota has
               any rights to	acquire additional shares through the exercise of
               options or otherwise.

		         (b)	Percent of Class:	20.6376%

	         	(c)	Number of above shares as to which First National Bank North
               Dakota and, indirectly, First National Corporation North Dakota, have:

		            	(i)	  Sole power to vote or direct the vote:
					                68,019 shares.

			            (ii)	 Shared power to vote or direct the vote:
					                470,139 shares.

            			(iii)	Sole power to dispose or to direct the disposition of:
                     68,019 shares.

            			(iv)	 Shared power to dispose or direct the disposition of:
                     470,139 shares.

			            The persons filing disclaim beneficial ownership of, and the filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares
               covered by this Statement for	purposes of Sections 13, 14, or
               16 of the Act.

Item 5	   	Ownership of Five Percent or Less of a Class:
		         Not applicable.


Item 6		  Ownership of More than Five Percent on Behalf of Another Person:

		        All of the shares covered by this Statement are held in a fiduciary capacity.  Accordingly, persons other than First National Corporation
          North Dakota and First National Bank North Dakota have the right to
          receive or the power to direct	the receipt of dividends from, or the
          proceeds from the sale of, such shares.  No person individually has
          such an interest that	relates to more than five percent of the class.


Item 7		  Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on by the Parent Holding Company:

        		This schedule is filed by a parent holding company on its own behalf and on behalf of its wholly-owned subsidiary bank (Item 3
          classification: [b]).  Attached is an Exhibit identifying	such
          subsidiary.

Item 8		  Identification and Classification of Members of the Group:
		        Not applicable.

Item 9		  Notice of Dissolution of Group:
		        Not applicable.

Item 10	Certification:

       	By signing below I certify that, to the best of my knowledge and belief,
        the securities referred to above were acquired in	the ordinary course of
        business and were not acquired for the	purpose of and do not have the
        effect of changing or	influencing the control of the issuer of such
        securities an		were not acquired in connection with or as a participant
        in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:	February 14, 2000

                                         FIRST NATIONAL CORPORATION NORTH DAKOTA

                                						   By:Maren Daley
						                                   Its: Secretary



EXHIBIT TO SCHEDULE 13G


Item 7	  	 First National Bank North Dakota

         		Item 3 classification: (b).

AGREEMENT

The undersigned hereby agree that the Statement of Schedule 13G, to which this Agreement is attached shall be filed on behalf of First National Corporation North Dakota, a Delaware corporation, and First National Bank North Dakota, a national banking association, by First National Corporation North Dakota, which owns all of the outstanding capital stock of First National Bank North Dakota.

DATED:   February 14, 2000


                                         FIRST NATIONAL CORPORATION NORTH DAKOTA

                                						   By:  Maren Daley
					                                	   Its:  Secretary



                                         FIRST NATIONAL BANK NORTH DAKOTA


                                						   By:  Maren daley
            						                       Its:  Secretary